[ LOGO ]  DUPLEX

INFORMATION PRODUCTS
AND TECHNOLOGIES


March 13, 1996


Mr. Mark Robinson, Vice President
Duplex Products Inc.
1947 Bethany Road
Sycamore, IL 60178

RE:         Severance Agreement

        Dear Mark:

The purpose of this letter is to inform you that the Compensation Committee and the Outside Directors Committee have approved the following modification to Paragraph 3 of your Severance Agreement:


         RETENTION POOL

         Duplex has created a Retention Pool to be used if any Change of Control is consummated. Upon the occurrence of any Change of Control, if Robinson is still employed by Duplex at the time of the Consummation of the Change of Control, then Robinson shall receive $100,000 from said Retention Pool, in one lump sum payable within ten (10) days after said transaction is consummated.

The following version of Paragraph 4 was also approved:

         All stock options issued under the 1984/1993 Incentive Stock Option program owned by Robinson at the time of the consummation of any Change of Control, no matter when granted and no matter what their vesting status, shall vest completely.

Your countersignature below will serve as proof of your acceptance of these modifications to your Severance agreement. Please return an executed copy to the corporate Secretary.

Sincerely,

/s/ Robert Reum

W. Robert Reum, Compensation Committee Chairman


                              DUPLEX PRODUCTS INC.
                                 P.O. BOX 1947
                               1947 BETHANY ROAD
                           SYCAMORE, ILLINOIS 60178